UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

(Report No. 2)

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

JX Luxventure Limited, a company organized under the laws of the Republic of the Marshall Islands (the “Company”) whose common stock is listed on the Nasdaq Capital Market LLC, is announcing that effective December 20, 2024, the Company will change its trading symbol from “JXJT” to “JXG” and at the opening of the market on that date, the Company’s common stock will begin trading on the Nasdaq Capital Market LLC under its new trading symbol “JXG.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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